UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SENESCO TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

817208408

(CUSIP Number)

July 9, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 817208408

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Partlet Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
6. SHARED VOTING POWER 2,005,555
7. SOLE DISPOSITIVE POWER
8. SHARED DISPOSITIVE POWER 2,005,555

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,555
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.32%*
12.	TYPE OF REPORTING PERSON HC

*	Percentage ownership is calculated based on (i) 19,511,199 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 1, 2009, (ii) 1,055,555 shares issued by the Issuer pursuant to a Securities Purchase Agreement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 9, 2009 and (iii) 950,000 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Stock as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 9, 2009.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert Michael Blackie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
6. SHARED VOTING POWER 2,005,555
7. SOLE DISPOSITIVE POWER
8. SHARED DISPOSITIVE POWER 2,005,555

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,555
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.32%*
12.	TYPE OF REPORTING PERSON IN

*	Percentage ownership is calculated based on (i) 19,511,199 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 1, 2009, (ii) 1,055,555 shares issued by the Issuer pursuant to a Securities Purchase Agreement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 9, 2009 and (iii) 950,000 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Stock as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 9, 2009.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Julie Coward
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
6. SHARED VOTING POWER 2,005,555
7. SOLE DISPOSITIVE POWER
8. SHARED DISPOSITIVE POWER 2,005,555

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,555
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.32%*
12.	TYPE OF REPORTING PERSON IN

*	Percentage ownership is calculated based on (i) 19,511,199 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 1, 2009, (ii) 1,055,555 shares issued by the Issuer pursuant to a Securities Purchase Agreement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 9, 2009 and (iii) 950,000 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Stock as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 9, 2009.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Letitia Cummins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
6. SHARED VOTING POWER 2,005,555
7. SOLE DISPOSITIVE POWER
8. SHARED DISPOSITIVE POWER 2,005,555

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,555
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.32%*
12.	TYPE OF REPORTING PERSON IN

*	Percentage ownership is calculated based on (i) 19,511,199 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 1, 2009, (ii) 1,055,555 shares issued by the Issuer pursuant to a Securities Purchase Agreement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 9, 2009 and (iii) 950,000 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Stock as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 9, 2009.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frank Gee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
6. SHARED VOTING POWER 2,005,555
7. SOLE DISPOSITIVE POWER
8. SHARED DISPOSITIVE POWER 2,005,555

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,555
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.32%*
12.	TYPE OF REPORTING PERSON IN

*	Percentage ownership is calculated based on (i) 19,511,199 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 1, 2009, (ii) 1,055,555 shares issued by the Issuer pursuant to a Securities Purchase Agreement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 9, 2009 and (iii) 950,000 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Stock as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 9, 2009.

Item 1.	(a)	Name of Issuer

Senesco Technologies, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

303 George Street, Suite 420, New Brunswick, New Jersey 08901

Item 2.	(a)	Name of Person Filing

This Schedule 13G is jointly filed by Partlet Holdings Ltd. (“Partlet Holdings”), and Robert Michael Blackie, Julie Coward, Letitia Cummins and Frank Gee (collectively, the “Directors” and together with Partlet Holdings, the “Reporting Persons”). Each of the Directors are members of the Board of Directors of Partlet Holdings.

	(b)	Address of Principal Business Office or, if None, Residence

The principal business address of Partlet Holdings is Jabotinsky 7, Moshe Aviv Tower, POB 138, Ramat Gan, 52520, Israel. Each of Partlet Holdings and the Directors has an administrative office at: First Floor, International House, 41 The Parade, St. Helier, Jersey JE2 3QQ, British Isles.

	(c)	Citizenship

Parlet Holdings Ltd is a limited liability company organized under the laws of Israel. The Directors are each British citizens.

	(d)	Title of Class of Securities

Common Stock, $0.01 par value, (the “Common Shares”)

	(e)	CUSIP Number

817208408

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Partlet Holdings and the Directors beneficially own 1,055,555 Common Shares and 950,000 currently exercisable warrants to purchase Common Shares.*

(b) Percent of Class:

9.32%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

0

(ii) shared power to vote or to direct the vote

2,005,555

(iii) sole power to dispose or to direct the disposition of

0

(iv) shared power to dispose or to direct the disposition of

2,005,555

*  Partlet Holdings is a holding company of the The Candor Trust. The Directors are Board of Directors of Partlet Holdings. While the Reporting Persons have voting and investment control over such shares and warrants, each disclaims beneficial ownership of the Common Shares and warrants to purchase Common Shares reported herein except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 99.1

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 31, 2009

PARTLET HOLDINGS, LTD.

By:	/s/ Robert Michael Blackie
Name:	Robert Michael Blackie
Title:	Director

ROBERT MICHAEL BLACKIE

By:	/s/ Robert Michael Blackie
Robert Michael Blackie, Individually

JULIE COWARD

By:	/s/ Julie Coward
Julie Coward, Individually

LETITIA CUMMINS*

By:	/s/ Robert Michael Blackie
Robert Michael Blackie, Individually as
Power of Attorney

FRANK GEE

By:	/s/ Frank Gee
Frank Gee, Individually

*	The Power of Attorney authorizing certain persons to sign and file this Schedule 13G on behalf of certain Reporting Persons is filed as Exhibit 99.3 to this Schedule 13G.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Item 7 Information
99.2	Joint Filing Agreement, dated the date hereof, between the Reporting Persons
99.3	Power of Attorney